February 5, 2010

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2009

Filed June 1, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Filed November 6, 2009

File No. 000-26251

Ladies and Gentlemen:

On behalf of NetScout Systems, Inc. (“NetScout”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2010, with respect to NetScout’s prior response letter dated December 21, 2009 with respect to the filings referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated and italicized into this response letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Executive Compensation Summary, page 18

1.	In your response to prior comment 11, you state that Mr. Singhal had a brief discussion with the Chairman of our Compensation Committee about the potential equity grant to himself and indicated that he would prefer to forgo the grant. Please clarify whether and to what extent the Chief Executive Officer has a role in determining his own compensation.

NetScout’s Response:

Mr. Singhal, as Chief Executive Officer, does not have a formal role in determining his own compensation, whether cash or equity compensation. As part of compensation discussions about the Corporation’s officers, our Compensation Committee communicates to Mr. Singhal his compensation for the year, including any incentive compensation. In the instance discussed in the prior response letter, Mr. Singhal had a preliminary discussion with the Chairman of our Compensation Committee in which the proposed equity grant was mentioned and Mr. Singhal informed the Chairman that he preferred to forgo the grant. Our Compensation Committee, after discussion, voluntarily honored that request.

Performance Incentives and Targets, page 25

2.	We note your response to prior comment 13 indicating that you consider compensation paid by companies you consider to be your peers as part of the overall mix of information you use in determining compensation for your named executive officers and that you retained discretion to award compensation. Please note that where comparative compensation information is used, even in part, to determine compensation, and where the compensation committee retains discretion on how to use that information, disclosure of the nature and extent of that discretion and whether or how you exercised that discretion is warranted. Please tell us more specifically how the incentive and total compensation for the NEOs compared to the benchmarks to which you referred in your response and how discretion was used to benchmark to a different point or range. Please also confirm that you will include disclosure to this effect in future filings, as warranted. Refer to our guidance titled Staff Observations in the Review of Executive Compensation Disclosure and to Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, both available on our website.

NetScout’s Response:

As stated in our definitive proxy statement and in our prior response, the Compensation Committee does consider the compensation practices by a group of companies that we consider to be our peers with respect to comparable named executive officers as part of the overall mix of information we use in determining the compensation payable to our named executive officers. However, we do not have a formulaic approach to compensation, and, ultimately, our Compensation Committee can and did exercise full discretion in making compensation decisions. Peer data is used in a general manner to confirm compensation practices of our peers and as a way to confirm that our named executive officers are being paid competitively.

As discussed in our prior response, our Compensation Committee reviewed compensation data for a group of small companies and for a group of larger companies as part of the process in setting executive compensation. As discussed in more detail in our prior response, our Compensation Committee compared the individual base salaries for our Named Executive Officers during the fiscal year ended March 31, 2009 to the median level of the smaller company peer group, which group approximated our scale of operations prior to the Network General acquisition. That comparison was informative but not determinative of our base salary compensation decisions.

In determining the level of incentive compensation for the Named Executive Officers, our Compensation Committee looked at the bonus compensation levels for the larger company peer group. This information was informative but not determinative of incentive compensation decisions.

As described in the prior response, our Compensation Committee looked at total compensation paid by the larger company peer group as part of the process of setting on plan total compensation for FY 2009. Again, this information was informative but not determinative of total compensation.

The CEO’s incentive compensation also involved the use of full discretion by the Compensation Committee. As with other officers, peer data was reviewed to confirm compensation practices of our peers and as a way to confirm that our CEO is being paid competitively. The Compensation Committee and our Board of Directors retained complete discretion to award the incentive compensation level to the CEO based on their collective judgment of the effectiveness of the integration of the Network General and NetScout businesses, revenue growth, earnings, and strategy for the combined larger business.

As previously described, peer information is used generally, compensation paid to our executive officers is generally within the range of compensation paid by our peers for comparable positions, and we do not base compensation only on threshold percentages or upper or lower percentage limits. We will provide additional disclosure and clarify existing disclosure, based on the language above, about our use of peer data in future filings.

Item 13. Certain Relationships and Related Transactions (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 27, 2009)

3.	We note your response to prior comment 18 citing language in the proxy statement regarding the terms of any future transactions with executive officers, directors and affiliates and who will approve any such transactions. It appears that the language you have cited may not fully describe the material features of the company’s policies and procedures with respect to related party transactions, such as, for example, the types of transactions covered by your policies, the standards to be applied in determining whether a transaction constitutes a reportable related party transaction pursuant to Item 404(a) of Regulation S-K or whether or not your policies and procedures are in writing. Please refer to Item 404(b)(1)(i),(ii) and (iv) of Regulation S-K and advise.

NetScout’s Response:

Except as specifically provided below, all “Related Person Transactions” require approval or ratification by either our Audit Committee (provided that the transaction involves terms comparable to terms that could be obtained from unrelated third parties), the majority of independent members of our Board of Directors, or, in the case of transactions that involve compensation, our Compensation Committee or a majority of our Board of Directors. Like other company policies, our Policy with respect to Related Person Transactions is managed on a day to day basis by our management team, including our General Counsel, and to the extent necessary, related matters are discussed with our Board of Directors (or a committee thereof) or our outside counsel.

For NetScout, a “Related Person Transaction” is broadly defined as any transaction between NetScout and any Related Person (as defined below), including any transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, unless such transaction is available to all of our employees generally or if such transaction, when aggregated with any other transactions with such person during such fiscal year, involves less than $5,000.

A “Related Person” means:

i.	a director or executive officer of NetScout, as well as any nominee for director proposed to be elected at the next annual meeting of stockholders;

ii.	a shareholder owning in excess of five percent of NetScout (or its controlled affiliates);

iii.	an immediate family member of the persons listed in Nos. i and ii above (“immediate family” as defined under Item 404 of Regulation S-K under the Securities Exchange Act of 1934); and

iv.	an entity which is owned or controlled by someone listed in i, ii or iii above, or an entity in which someone listed in i, ii or iii above has a substantial ownership interest or control of such entity.

Our Board has determined that our Audit Committee is generally best suited to review and approve Related Person Transactions. If Audit Committee approval is not possible (because it involves terms that are not comparable to terms that could be obtained from unrelated third parties or because of logistical difficulties), or if a transaction involves compensation, such approval may be obtained as provided in the first paragraph of this response. Such Related Person Transactions may be presented for approval or preliminarily entered into by our management subject to ratification by the applicable committee or our Board, provided that if ratification does not occur, our management is obliged to take all reasonable efforts to cancel or annul such transaction. Transactions with Related Persons other than our management cannot be entered into on a preliminary basis.

In determining whether or not to approve a Related Person Transaction, the applicable committee or our Board will also consider whether such transaction would affect the status of a member of our Board as an “independent director” as promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority, any exchange upon which our securities are traded, or any governmental or regulatory body exercising authority over us. If the result of any such Related Person Transaction is that a majority of our Board would no longer be deemed to be “independent directors” then such transaction will not be approved.

* * * * * * *

In addition, NetScout acknowledges:

•	NetScout is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	NetScout may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (978) 614-4202 if you have any questions or would like any additional information.

Sincerely,

/s/ David P. Sommers
David P. Sommers
Senior Vice President, General Operations and Chief Financial Officer, NetScout Systems, Inc.

cc:	Anil K. Singhal, President and Chief Executive Officer, NetScout Systems, Inc.
Jeff Wakely, Vice President, Finance and Chief Accounting Officer, NetScout Systems, Inc.
Jeff Levinson, Vice President and General Counsel, NetScout Systems, Inc.
Miguel J. Vega, Cooley Godward Kronish, LLP
Dean Petracca, PricewaterhouseCoopers, LLP